BRIDGES INVESTMENT FUND, INC.

AMENDMENT NO. 5
TO
BY-LAWS

1.           ARTICLE V, OFFICERS, Section 7

Article V, Section 7 shall be amended by deleting the last sentence last sentence referring to the President of the Fund performing the duties of the Chairman of the Board, if the Chairman is absent or if the Chairman’s office is vacant.

2.           ARTICLE V, OFFICERS, Section 1

Article V, Section 1 is amended by adding the following language at the end of Section 1:

"The Board of Directors may also elect a Vice Chairman of the Board, who shall be selected from among the independent directors."

3.           ARTICLE V, OFFICERS, Section 6

Article V, Section 6 is amended to read in its entirety as follows:

"Section 6:  The Chairman of the Board of Directors shall preside at all meetings of the stockholders and directors, and he shall be an ex officio member of the Executive Committee, if one be constituted.  The Chairman of the Board also shall be responsible for determining the agenda for all meetings of the Board, and shall otherwise have and exercise all responsibilities of the Chairman of the Board.  The Vice Chairman of the Board shall perform the duties of the Chairman of the Board, if the Chairman is absent or if the Chairman’s office is vacant.  The Chairman and Vice Chairman of the Board shall each be a disinterested or independent director."

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This Amendment No. 5 to the By-Laws of the Fund has been approved by the Board of Directors of the Fund at a meeting of the Board of Directors held on April 10, 2012.

DOCS/1103728.1